Filed by The E.W. Scripps Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934,
Subject Company: Journal Communications
Commission File No.: 001-31805

Digital Deep Dive
Inside Scripps' Entrepreneurial A-Team
By Michael Depp
NetNewsCheck, August 13, 2014 7:43 AM EDT
Editor’s note: In this installment of our series of Digital Deep Dive special reports, NetNewsCheck examines the bold digital experimentation happening within The E.W. Scripps Company. Digital Deep Dive is going in-depth inside the companies defining media’s future and how those companies are tackling the challenges of digital disruption.
CINCINNATI — E.W. Scripps CEO Rich Boehne says he’s “never seen real R&D units work,” so he is making sure entrepreneurial research and development at Scripps is integrated throughout the company.
What he has created is the Digital Solutions Group, a unit directly tasked with executing Boehne’s vision of aggressively developing new business lines in this increasingly digital time. The five-person team works side by side with the company’s corporate leaders, developing new products that both diverge from and complement Scripps’ traditional offerings.
“I’m terribly impatient and eager to control our destiny,” Boehne says. “We should never be caught asleep at the switch.”
Tapping into the city’s already strong entrepreneurial culture for its members — Cincinnati is home to Procter & Gamble, Kroger’s, Macy’s and numerous other corporate leaders as well as a vibrant startup scene — the DSG also uses the city as its petri dish for new experiments. At its helm is J.B. Kropp, VP of digital strategy, whose most recent stint was leading Twitter’s sales initiatives for P&G and who was the founder of The Brandery, a local startup accelerator.
DSG projects look to head off outside disruption and position the company to sidestep the calamities that began decimating the newspaper business in 2007.
StormShield: Severe Weather Forecasts For a Fee
The DSG’s range of projects reflect its attacks on multiple fronts, the most conservative of which might be its app play with StormShield. Launched in May 2012, the app was positioned to draw on one of the company’s core strengths of TV weather coverage with an emphasis on breaking severe weather information.
For Dan Sobczak, the DSG director who helped develop the app, StormShield was a means to jettison the company’s numerous core weather apps while making a national play to own severe weather reporting on mobile.
“You can’t really do that with nine different products that are branded differently across the company, so we decided to make one severe weather app and brand it nationally,” Sobczak says, noting the app enabled Scripps to go more deeply into its own markets while also reaching out to more national consumers, not to mention squaring up against The Weather Channel, long the niche’s leader.
It was also a way to earn revenue at $4.99 a download, though Scripps won’t release how many downloads StormShield has racked up over the last two years, nor its total revenue. It notes only that StormShield averages in the top 10 for the paid weather category in the Apple iTunes and Google Play stores, where it is now ranked eighth and third, respectively.
Youthletic — a Community Sports Play
Bo Schuerman, another DSG director and P&G vet, says his charge is to look at prospects “that typically a news company may never have approached in the past.” In this case, his task was to find other opportunities to help local consumers. Research led him to parents, especially moms, having a hard time navigating the youth sports space.
With the high school sports market already saturated, Schuerman found that no one had tackled the space for ages 3 to 12. In Cincinnati and Northern Kentucky there are 1,200 youth sports organizations, he says, and it’s a messy space to navigate.
Enter www.youthletic.com, a platform that took six months to developed and is being positioned as “a discovery vehicle for youth sports,” offering parents registration reminders, expert advice, discussion forums and ratings and reviews, all free to parents.
After going live in March, Youthletic is just launching its marketing campaign. And Scripps SVP Digital Adam Symson says the platform is on the cusp of its next stage, launching a suite of team and league management systems while focusing on growing the number of registered users and offering freelance content to drive traffic to the site. Schuerman says those registered users — and the valuable data they bring for more targeted advertising opportunities — may end up being the project’s biggest return on investment.
“We’ve made great strides in establishing relationships with local sports organizations,” Symson says. “The feedback we’re getting is this is essentially what they’ve been waiting for.”
Mining OTT Opportunities
Blake Sabatinelli, another DSG manager, is probably the group’s most disruptive member, charged with finding ways to capture audiences Scripps doesn’t have now — “what we can do to build out and further capture eyeballs,” he says.
For that, he’s looking at prospects on OTT platforms such as Apple TV, Hulu, Roku, Netflix and YouTube, and he’s considering development opportunities for new content or channels that may have nothing to do with Scripps’ core news and information brands. Having already made forays into national programming with offerings like “Let’s Ask America,” “Right This Minute” and “The List,” this isn’t entirely uncharted territory for Scripps.
Sabatinelli says this may result in anything from 30-minute original shows to 90-second news shows targeted to millennials. The DSG output here likely will range widely.
“It’s such an emerging and fragmented space right now that it’s really about placing bets in a few different places,” says Dave Francois, director of mobile strategy and operations.
And another major caveat on OTT remains its elusive monetization. “The CPM model doesn’t exist,” Sabatinelli concedes.
The DSG’s Future
The newest director on the DSG team is Rob McCracken, whose mission is to develop loyalty programs and create value for WCPO Insider’s subscribers and advertisers.
“Ultimately, it’s a kind of long-term data play,” McCracken says of the team’s early effort to learn more about consumers, better engage them and bring them into the purchase funnel. A first move was a Father’s Day promotion offering new subscribers a restaurant gift card and two rounds of golf at a local course.
Digital chief Symson says loyalty programs and creating value will be a critical complement to the bets it has placed on ramping up WCPO’s content ahead of its paywall.

He also says Scripps’ recent announcement of a pending merger of its broadcast operations with Journal Communications won’t alter the DSG’s course, though it does significantly widen its playing field.
“The first thing it does is give us a much bigger platform off which to grow businesses,” Symson says. “And we’re more resolute than ever to make sure that Scripps is a significant player in the future of entertainment television and video.”
Additional Information and Where to Find It
The proposed transactions involving Scripps and Journal will be submitted to the holders of Common Voting shares of Scripps and to the holders of Class A and Class B common stock of Journal for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Scripps and Journal will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Scripps urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Scripps Investor Relations, Carolyn Micheli, at Carolyn.micheli@scripps.com or 513-977-3732, or from Journal at Jason Graham, Senior Vice President of Finance and Chief Financial Officer, at 414-224-2884 or jgraham@jrn.com.
Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Scripps and the combined businesses of Journal and Scripps and certain plans and objectives of Scripps with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Scripps in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Scripps does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.
Participants in Solicitation
Scripps, Journal and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above.
Non-Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.